15027680

SECUR MISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-68354

RECEIVED AUG 04 2015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Teneo Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Lexington Avenue, 45th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - if individual, state last, first, middle name)

500 Boylston Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Teneo Securities LLC
(A wholly owned subsidiary of Teneo Capital LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying restated statement of financial condition pertaining to Teneo Securities LLC at December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and Financial and Operations Principal
Title

Subscribed and sworn
to before me

EVELYN S DAVIS
Commission # 2410368
Notary Public, State of New Jersey
My Commission Expires
July 08, 2016

Teneo Securities LLC
(A wholly owned subsidiary of Teneo Capital LLC)
Index
December 31, 2014

MHM
Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ■ Boston, MA 02116
Tel: 617.761.0600 ■ Fax: 617.761.0601 ■ www.cbiztofias.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Teneo Securities LLC

We have audited the accompanying statement of financial condition of Teneo Securities LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Teneo Securities LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 5 to the financial statement, the December 31, 2014 statement of financial condition has been restated to correct unrecorded accounts payable.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
August 28, 2015

Teneo Securities LLC
(A wholly owned subsidiary of Teneo Capital LLC)

Statement of Financial Condition (As Restated – See Note 5)
December 31, 2014

Assets	
Cash	$ 978,048
Accounts receivable	155,000
Other assets	4,985
Total assets	$ 1,138,033
Liabilities and Member's Equity	
Liabilities - accounts payable and accrued expenses	$ 25,406
Due to Parent	91,200
Total liabilities	116,606
Member's equity	1,021,427
Total liabilities and member's equity	$ 1,138,033

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Teneo Securities LLC (the "Company"), a wholly owned subsidiary of Teneo Capital LLC (the "Parent"), is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company was formed to act primarily as a broker or dealer selling private placements of securities and performing investment advisory services.

2. Summary of Significant Accounting Policies

Basis of Presentation
This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts Receivable
Accounts receivable include retainer fees, reimbursable expenses and success fees due from clients. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2014, management believed no valuation allowance was warranted.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Parent's federal and state income tax returns are generally open for examination for years subsequent to 2011.

3. Transactions with related parties

The Company maintains an administrative services agreement with its Parent whereby the Parent is to provide accounting, administrative, office space, human resources and other services. During 2014, the Parent, contributed as capital, a value of $31,000 per month for these services. The aggregate amount of contributed services during 2014 was $372,000.

The Parent collected $1,000,000 of commissions on behalf of the Company and converted to a noncash capital withdrawal.

At December 31, 2014 the Company owes the Parent $91,200 which is included as a liability in the accompanying statement of financial condition.

The terms of this arrangement may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements (As Restated – See Note 5)

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $861,442 which exceeded the required net capital of $100,000 by $761,442.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

5. Restatement

The statement of financial condition was restated to correct previously unrecorded accounts payable in the amount of $2,500.

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's Revised SIPC Assessment Reconciliation

Teneo Securities LLC

December 31, 2014

MHM
Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

TENEO SECURITIES LLC

Table of Contents

MHM
Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ■ Boston, MA 02116
Tel: 617.761.0600 ■ Fax: 617.761.0601 ■ www.cbiztofias.com

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's Revised SIPC Assessment Reconciliation

To the Member of Teneo Securities LLC
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Revised Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Teneo Securities LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Revised Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the restated audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Revised Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Revised Form SIPC-7 with supporting schedules and work paper, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Revised Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. We noted no overpayment applied to the current assessment on Revised Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

August 28, 2015
Boston, Massachusetts

TENEO SECURITIES LLC

Revised Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2014

	Date Paid	Amount		
General assessment			$	23,562
Less payments made:				
	9/17/2014	$ 505		
	3/18/2015	$ 20,557		(21,062)
Interest on late payment(s)				-
Total assessment balance and interest due			$	2,500

See Independent Registered Public Accounting Firm's Report on Agreed-Upon Procedures.

TENEO SECURITIES LLC

Revised Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2014

Revenues:		
Financial advisory	$	9,424,742
SIPC net operating revenues	$	9,424,742
General assessment @ .0025	$	23,562

See Independent Registered Public Accounting Firm's Report on Agreed-Upon Procedures.

Teneo℠

September 3, 2015

Dear Sir/Madam,

The enclosed restated 2014 financial statements should replace the previously filed financial statements of Teneo Securities LLC. The enclosed filing is necessary to correct the reporting of Company revenue that was mistakenly recorded by the Parent. The error was discovered after the original filing on February 28, 2015.

TENEO SECURITIES LLC

Michael Stupay
CFO and Financial and Operations Principal

SEC Mail Processing Section
RECEIVED
SEP 04 2015
Wash., D.C.
189

Teneo℠
601 Lexington Avenue, 45th Floor
New York, NY 10022

Tel 212-886-1600
Fax 212-886-9399
www.TeneoHoldings.com